UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

POWER AIR CORPORATION
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

739191203
______________________________________
(CUSIP Number)

H-PLUS ECO LTD. and JAHONG HUR
6F, J-TOWER, 158-3, SEOKCHON-DONG
SONGPA-GU, SEOUL, 138-190, SOUTH KOREA
Telephone: 82-2-2037-2900
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009 and September 4, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739191203

1.             Names of Reporting Persons          H-PLUS ECO LTD.
                I.R.S. Identification Nos. of above persons (entities only).

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ☐
(b)            ☐
                 Not applicable.

3.             SEC Use Only:

4.             Source of Funds (See Instruction): WC

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable.

6.             Citizenship or Place of Organization:             SOUTH KOREA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                        48,000,000 Shares of Common Stock(1)

8.             Shared Voting Power:                    Nil

9.             Sole Dispositive Power:                 48,000,000 Shares of Common Stock(1)

10.           Shared Dispositive Power:             Nil

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:     48,000,000 Shares of Common Stock(1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.           Percent of Class Represented by Amount in Row (11):             40.5%(2)

14.           Type of Reporting Person (See Instructions):                             CO

Notes:

(1)     These 48,000,000 shares consist of (i) 24,000,000 shares held of record by H-Plus Eco Ltd. ("H-Plus") and (ii) 24,000,000 shares that are issuable to H-Plus upon exercise of share purchase warrants. These 48,000,000 shares are also being reported by Mr. Jahong Hur as a reporting person herein. The Company completed a 10 for 1 reverse split on September 30, 2009. All information presented herein is on a pre-reverse stock split basis.

(2)     Based on 98,453,675 shares of the Issuer's common stock issued and outstanding as of September 4, 2009.

CUSIP No. 739191203

1.             Names of Reporting Persons            JAHONG HUR
I.R.S. Identification Nos. of above persons (entities only).

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ☐
(b)            ☐
                 Not applicable.

3.             SEC Use Only:

4.             Source of Funds (See Instruction):      PF

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable.

6.             Citizenship or Place of Organization:             SOUTH KOREA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                        16,014,286 Shares of Common Stock(1)

8.             Shared Voting Power:                    48,000,000 Shares of Common Stock(2)

9.             Sole Dispositive Power:                 16,014,286 Shares of Common Stock(1)

10.           Shared Dispositive Power:             48,000,000 Shares of Common Stock(2)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:        64,014,286 Shares of Common Stock

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.           Percent of Class Represented by Amount in Row (11):             50.2%(3)

14.           Type of Reporting Person (See Instructions):                IN

Notes:

(1)     These 16,014,286 shares consist of (i) 100,000 shares issuable upon exercise of options to purchase granted to Mr. Hur in accordance with the Issuer's stock option plan, (ii) 10,914,286 shares, and (iii) 5,000,000 shares that are issuable to Mr. Hur upon exercise of share purchase warrants. The Company completed a 10 for 1 reverse split on September 30, 2009. All information presented herein is on a pre-reverse stock split basis.

(2)     These 48,000,000 shares consist of (i) 24,000,000 shares held of record by H-Plus Eco Ltd. ("H-Plus"), of which Mr. Hur is the Chief Executive Officer and a director, and (ii) 24,000,000 shares that are issuable to H-Plus upon exercise of share purchase warrants. These shares are also being reported by H-Plus as a reporting person herein. The Company completed a 10 for 1 reverse split on September 30, 2009. All information presented herein is on a pre-reverse stock split basis.

(3)     Based on 98,453,675 shares of the Issuer's common stock issued and outstanding as of September 4, 2009.

CUSIP No. 739191203

This statement on Schedule 13D/A is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). H-Plus Eco Ltd. ("H-Plus") and Jahong Hur ("Mr. Hur") are sometimes referred to herein as the "Reporting Persons." This Schedule 13D/A (Amendment No. 2) amends that certain Schedule 13D/A (Amendment No. 1) filed by the Reporting Persons on September 9, 2009.

ITEM 1.                           SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Power Air Corporation, a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 125-9 Burbidge Street, Coquitlam, British Columbia, Canada, V3K 7B2.

ITEM 2.                           IDENTITY AND BACKGROUND

Name:

This statement is filed by H-Plus Eco Ltd. and Jahong Hur.

Residence or Business Address:

The business address for both of the Reporting Persons is:

H-Plus Eco Ltd.
6F, J-Tower, 158-3, Seokchon-dong
Songpa-gu, Seoul, 138-190, South Korea

Present Principal Business or Occupation:

The principal business of the H-Plus is soil remediation, environmental engineering and construction.

Mr. Hur's principal occupation is as a businessman. Mr. Hur is the Chief Executive Officer and a director of H-Plus. In addition, Mr. Hur is a director of the Issuer.

Place of Organization or Citizenship:

The H-Plus is organized under the laws of South Korea.

Mr. Hur is a citizen of South Korea.

Criminal Proceedings:

During the last five years, neither Mr. Hur nor H-Plus, nor, to its knowledge, any of its respective officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, neither Mr. Hur nor H-Plus, nor, to its knowledge, any of its respective officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors of H-Plus:

For information with respect to each executive officer and director of H-Plus, see Exhibit A attached hereto which is specifically incorporated herein by reference in its entirety.

CUSIP No. 739191203

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 5, 2007, Mr. Hur acquired 200,000 shares of the Issuer's common stock at US$0.40 per share pursuant to a private placement for an aggregate purchase price of US$80,000. In addition, on June 5, 2007 Mr. Hur acquired 5,714,286 units at US$0.35 per unit (each unit consisting of one common share of the Issuer's common stock and one share purchase warrant) pursuant to a private placement for an aggregate purchase price of US$2,000,000. Each share purchase warrant entitled Mr. Hur to purchase one additional share of the Issuer's common stock at an exercise price of US$0.50 per share until June 5, 2009. Such share purchase warrants expired without being exercised on June 5, 2009.

On April 11, 2008, Mr. Hur was granted options, pursuant to the Issuer's stock option plan, to purchase 100,000 shares of the Issuer's common stock at an exercise price of $0.14 per share, expiring on April 11, 2013.

On May 14, 2008, H-Plus acquired 15,000,000 units (each unit consisting of one common share of the Issuer's common stock and one share purchase warrant) pursuant to a private placement for an aggregate purchase price of US$1,500,000 from H-Plus's working capital. Each share purchase warrant entitles H-Plus to purchase one additional share of the Issuer's common stock at an exercise price of US$025 per share until May 14, 2010.

On May 12, 2009, H-Plus acquired 5,000,000 units (each unit consisting of one common share of the Issuer's common stock and one share purchase warrant) pursuant to a private placement for an aggregate purchase price of US$100,000 from H-Plus's working capital. Each share purchase warrant entitles H-Plus to purchase one additional share of the Issuer's common stock at an exercise price of US$0.02 per share until May 12, 2011.

On May 12, 2009, Mr. Hur acquired 5,000,000 units (each unit consisting of one common share of the Issuer's common stock and one share purchase warrant) pursuant to a private placement for an aggregate purchase price of US$100,000 from his personal funds. Each share purchase warrant entitles Mr. Hur to purchase one additional share of the Issuer's common stock at an exercise price of US$0.02 per share until May 12, 2011.

On September 4, 2009, H-Plus acquired 4,000,000 units (each unit consisting of one common share of the Issuer's common stock and one share purchase warrant) pursuant to a private placement for an aggregate purchase price of US$80,000 from H-Plus's working capital. Each share purchase warrant entitles H-Plus to purchase one additional share of the Issuer's common stock at an exercise price of US$0.02 per share until September 4, 2011.

ITEM 4.                           PURPOSE OF TRANSACTION

The Reporting Persons acquired securities of the Issuer as described above in Item 3 as part of the Reporting Persons' overall investment strategy.

Subject to all relevant securities law restrictions, either of the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 739191203

(e)         any material change in the present capitalization or dividend policy of the Issuer;

(f)         any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.                           INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that either of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)         H-Plus: For the purposes of this statement, H-Plus is reporting herein that as of the date hereof, H-Plus was the beneficial owner of 48,000,000 shares of the Issuer's common stock (consisting of 24,000,000 shares held of record by H-Plus and 24,000,000 shares issuable upon exercise of warrants held by H-Plus). Such 48,000,000 shares represent approximately 40.5% of the Issuer's common stock.

Mr. Hur: For the purposes of this statement, Mr. Hur is reporting herein that as of the date hereof, Mr. Hur was the beneficial owner of 64,014,286 shares of the Issuer's common stock (consisting of (i) 24,000,000 shares held of record by H-Plus, (ii) 24,000,000 shares issuable upon exercise of warrants held by H-Plus, (iii) options to purchase 100,000 shares held by Mr. Hur, (iv) 10,914,286 shares held by Mr. Hur and (v) 5,000,000 shares issuable upon exercise of warrants held by Mr. Hur). Such 64,014,286 shares represent approximately 50.2% of the Issuer's common stock.

(b)         H-Plus: For the purposes of this statement, H-Plus is reporting herein that as of the date hereof, H-Plus had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 48,000,000 shares of the Issuer' common stock (consisting of 24,000,000 shares held of record by H-Plus and 24,000,000 shares issuable upon exercise of warrants held by H-Plus). Such 48,000,000 shares represent approximately 40.5% of the Issuer's common stock.

Mr. Hur: For the purposes of this statement, Mr. Hur is reporting herein that as of the date hereof, Mr. Hur had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 16,014,286 shares of the Issuer's common stock (consisting of (i) 100,000 shares issuable upon exercise of options to purchase stock held by Mr. Hur, (ii) 10,914,286 shares and (iii) 5,000,000 shares issuable upon exercise of warrants held by Mr. Hur). For the purposes of this statement, Mr. Hur is reporting herein that as of the date hereof, Mr. Hur had shared power (as Chief Executive Officer and a director of H-Plus) to vote or to direct the voting of, or to dispose or to direct the disposition of, 48,000,000 shares of the Issuer's common stock (consisting of 24,000,000 shares held of record by H-Plus and 24,000,000 shares issuable upon exercise of warrants held by H-Plus). In the aggregate, such 64,014,286 shares represent approximately 50.2% of the Issuer's common stock.

CUSIP No. 739191203

(c)         As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)         As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)         Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither of the Reporting Persons has pledged securities of the Issuer nor are the securities of the Issuer held by either of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 739191203

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

Exhibit               Description of Exhibit

A                         Directors and Executive Officers of H-Plus Eco Ltd.

B                         Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2009	H-PLUS ECO LTD.
By: "Jahong Hur" Jahong Hur C.E.O.

"Jahong Hur" Jahong Hur

CUSIP No. 739191203

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF H-PLUS ECO LTD.

The following table sets forth the information required by Instruction C to Schedule 13D with respect to H-Plus Eco Ltd. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name/Position	Address	Principal Occupation, Principal Business and Address(1)	Citizenship
Hur, Ja Hong	6F, J-Tower, 158-3, Seokchon-dong Songpa-gu, Seoul, 138-190, South Korea	Director/President	South Korea
Bae, Sei Dal	6F, J-Tower, 158-3, Seokchon-dong Songpa-gu, Seoul, 138-190, South Korea	Director/President	South Korea
Choo, Chang Myun	6F, J-Tower, 158-3, Seokchon-dong Songpa-gu, Seoul, 138-190, South Korea	Director	South Korea
Joen, Youn Ho	6F, J-Tower, 158-3, Seokchon-dong Songpa-gu, Seoul, 138-190, South Korea	Auditor	South Korea

CUSIP No. 739191203

EXHIBIT B

JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

POWER AIR CORPORATION
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

739191203
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D, dated November 17, 2009, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: November 17, 2009	H-PLUS ECO LTD.
By: "Jahong Hur" Jahong Hur C.E.O.

"Jahong Hur" Jahong Hur